Exhibit 99.1

AMTD Group Marches into the Metaverse Full Scale in Alliance with its SpiderNet Ecosystem Members and Business Partners

NEW YORK & HONG KONG & SINGAPORE - (BUSINESS WIRE) - AMTD Group and its subsidiaries including AMTD International (“AMTD IDEA Group”) (NYSE: AMTD, SGX:HKB), a company dual-listed on NYSE and SGX, together with the recent acquisitions of AMTD Digital Inc. and L’Officiel Inc SAS; AMTD Education; and AMTD Alpha Assets, alongside with the AMTD SpiderNet Ecosystem members and alliance partners, proudly embark on their journey into the Metaverse. AMTD Group will establish its presence as “AMTD SpiderNet World” in the best and most promising Metaverses, including but not limited to the well-known “The Sandbox” through the opening of the AMTD x L’Officiel land in The Sandbox.

We are proud to announce that the AMTD SpiderNet World (“@ SpiderNet World”) in the Metaverse will be composed of the following specialized districts:

@ Business “IDEA” District

This is where the main businesses and serving tools of AMTD Group, namely AMTD IDEA Group, including AMTD International and AMTD Digital; AMTD Education; and AMTD Alpha Assets, will be located, alongside with its investee companies and/ or business partners including PolicyPal, Capbridge Financials, FOMO Pay, EMQ etc. AMTD is also committed to working with companies in which AMTD invested and/ or provided grants through the AMTD ASEAN Solidarity Fund being established jointly by AMTD and the ASEAN Financial Innovation Network, and the Monetary Authority of Singapore (“MAS”)-Singapore FinTech Association (“SFA)”-AMTD FinTech Solidarity Grant, which was established in 2020 to help FinTech companies through the Pandemic. AMTD will provide enablement and empowerment to these companies as we enter the Metaverse, including CardUp, TranSwap, Active.AI and over 100 south east Asia FinTech companies. This district will become the powerhouse in the Metaverse, offering a diverse suite of decentralised services to its users, encompassing FinTech, Art Tech, Cultural and Entertainment Tech, Property Tech areas etc. In addition, we will partner with Sharetimes, a leading culture and entertainment company, with an intellectual property platform, in an effort to serve influencers and curators in China to create more works in comics, games, films, novels and music. The intellectual property platform, namely Star-overpower, collects over 1,000 IPs that represent over 1,000 celebrities in China.

@ Knowledge District

This is the Metaverse home for the AMTD FinTech Center of PolyU Faculty of Business that offers a Doctorate Program in FinTech, being the first of its kind in Asia; the AXSI Digital Finance Leadership Program Center, of which AMTD and Xiaomi Finance are collaborating with Singapore Management University and National University of Singapore-ISS to jointly design and deliver a multidisciplinary programme titled “AXSI” with an aim to cultivate senior finance and regulatory leaders as well as FinTech entrepreneurs in Asia in the areas of digital business transformation and digital finance to enable them to harness digital financial solutions and services to drive business excellence; the AMTD Waterloo Global Talent Postdoctoral Fellowship Hub, of which the Fellowship offers an unmatched opportunity to accelerate scholarship and careers for emerging scholars around the world who have a disruptive research agenda that can generate globally competitive talent or outcomes in this unparalleled ecosystem; and media brands including L’Officiel to provide lifestyle and fashion trends and latest information, and AMTD-DigFin to provide pioneering news and breaking stories on FinTech areas, offering continuous learning, upskilling opportunities and a multi-diversity knowledge contents for the users. The Knowledge District is a Metaversial hub for knowledge and contents. We will work closely with 36Kr (NASDAQ: KRKR), a prominent brand and pioneering platform dedicated to serving New Economy participants in China, together with our joint venture platform AK73 to provide Metaverse entry and related strategic advisory and solutions to young entrepreneurs and equip them with the knowledge backbone to be successful and leading players in Web 3.0 world.

@ Social District

This will house the Metaverse headquarters of AMTD’s social and community efforts. It will share, collaborate and join hands with users to contribute to the betterment of our society in environmental, social and governance (ESG). This district would include AMTD Charity Foundation, Regional Banks+ Strategic Cooperation Alliance, Greater Bay Young Entrepreneurs Association, Hong Kong Youth Association, Hong Kong Youth FinTech Association, SINGA Green Tech Center, and @-Wise Cybersecurity Center of Excellence etc. AMTD Group is also the founding corporate partner of ASEAN Financial Innovation Network (AFIN) sponsored by the IFC, the World Bank Group, the MAS, and ASEAN Bankers’ Association. We are also the Sole Strategic Partner to the Hong Kong FinTech Week for four consecutive years; the Founding Partner to the Singapore FinTech Festival for five consecutive years; and the Sole Strategic Partner to The Start-up Express organised by the Hong Kong Trade Development Council (HKTDC) to cultivate and groom local start-ups with products or services suitable for mass consumer market, while aspiring to enter the international market.

@ Entertainment and Lifestyle District

This will be the Metaverse headquarters for entertainment and creative content segment through our creative production and entertainment business subsidiary AMTD Infinity Space Network which has produced top-grossing films including “Shock Wave 2”, “The White Storm 3” etc. We collaborate with award winning and/ or world-renowned film directors and producers globally, and explore cooperation in individual projects with HK film directors such as Teddy Chen Tak Sum; and our talent pool includes leading artists and producers such as Anthony Kwan Shu Ming (former TVB producer and director) and Vincent Wong Ho Shun (the Best Male Actor in TVB’s 2017 and 2020 Anniversary Awards) etc. We are committed to producing international top-tier films and digital music content in connection with our lifestyle and hotel zone—our real-world hotels: iClub AMTD Hotel in Hong Kong and Oakwood Premier AMTD Hotel in Singapore and many more upcoming AMTD hotels to be rolled out and announced in the near future in both our physical world and our Lands out of the Metaverse.

In summarising his strategic vision and mission, Dr. Calvin Choi, Chairman of AMTD Group and Founder of AMTD’s IDEA strategy stated: “We are fully devoted to embrace the Metaverse era and bring AMTD’s proven and supreme SpiderNet connectivity and ecosystem capabilities to the Metaverse. AMTD will connect the physical context with the digital offerings, provide a full suite of diversified services to users and customers across all spaces and sectors through our SpiderNet Ecosystem partners and its wide network in the globe. AMTD has committed its resources to double down on its investments into the creative economy, creating sustainable values to its users and stakeholders.”

Mr. Benjamin Eymère, CEO of L’Officiel, Chief Metaverse Officer of AMTD International, said, “We have decided to create clear categories for our upcoming Metaversal developments. Metaverse is a global, multi-current philosophy: our determination deciding to embrace it propel us to embark on a new way of thinking, where points of connectivity for a larger, qualitative audience all around the world are of key importance. Adapting to every different Metaversal environment selected by us, we will cover all our clients’ needs, ranging from fashion, lifestyle, entertainment to financial services.”

About AMTD International Inc.

AMTD International Inc. (NYSE: AMTD; SGX: HKB), also known as AMTD IDEA Group, is a premier Hong Kong-headquartered diversified group connecting companies and investors from Asia, including China and Hong Kong as well as the ASEAN markets with global capital markets. Its comprehensive one-stop financial services and digital solutions strategy addresses different clients’ diverse and inter-connected financial needs across all phases of their life cycles. Leveraging its deep roots in Asia and its unique eco-system — the “AMTD SpiderNet” — the Company is uniquely positioned as an active super-connector between clients, business partners, investee companies, and investors, connecting the East and the West.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

AMTD IR office (ir@amtdinc.com)

AMTD International Inc.

+852 3163-3389